

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

<u>Via E-mail</u>
Mr. Ronald L. Haan
Chief Executive Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

Re: Macatawa Bank Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the quarterly period ended September 30, 2011
Filed October 27, 2011
File No. 000-25927

Dear Mr. Haan:

We have completed our review of your filings as of February 15, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Todd K Schiffman

Todd K. Schiffman
Assistant Director